UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported)

June 3, 2004

Commission File Number 0-24395

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)
Telephone: **(415) 715-3900**

Item 7. Financial Statements and Exhibits

(c) Exhibits

   99.1.   Press Release dated June 3, 2004.

Item 12. Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On June 3, 2004, bebe stores, inc. issued a press release announcing its May 2004 sales.

The press release relating to the May 2004 sales is attached hereto as Exhibit 99.1.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated June 3, 2004

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
        Chief Financial Officer
        bebe stores, inc.
        (415) 715-3900

bebe stores, inc. Announces May 2004 Sales;
Same Store Sales Increase 10.2%
Updates Fourth Quarter Guidance

BRISBANE, CALIF. – June 3, 2004 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $32.9 million for the month ended May 31, 2004, an increase of 15.4% compared to sales of $28.5 million for the month ended May 31, 2003.

Same store sales for May increased 10.2% over the comparable period of fiscal 2003. Prior year same store sales increased 4.2% in May 2003.

Retail sales for the eleven months ended May 31, 2004 were $340.0 million compared to $294.5 million for the corresponding period of the prior year, an increase of 15.4%. Comparable store sales for the eleven months ended May 31, 2004 increased 9.7% compared to a decrease of 7.5% in the corresponding period of the prior year.

Based on quarter to date results, we currently anticipate earnings per share, for the fourth quarter to be in the range of $0.15 to $0.18 per share, an increase from previous guidance in the range of $0.11 to $0.13 per share, subsequent to the 3 for 2 stock split. The increase in earnings is attributed to higher comparable store sales, improved merchandise margins, and favorable leverage in occupancy and selling, general and administrative expenses. Earnings per share for the fourth quarter of fiscal 2003 were $0.08 per share.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe and BEBE SPORT brand names. bebe currently operates 195 stores, of which 175 are bebe stores and 20 are BEBE SPORT stores. These stores are located in the United States and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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